UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

CREDIT RATING

Royal Dutch and Shell Transport received on Friday, 31 July 2004, the following advice from Moody’s Investors Service:

Moody’s Confirms Aa1 Ratings of Royal Dutch/Shell Entities with Negative Outlook; Coral Energy Holdings Downgraded to A2; Other Subsidiary Ratings Stabilized

Moody’s Investors Service confirmed the Aa1 long-term debt ratings of the guaranteed subsidiaries of the Royal Dutch/Shell Group of companies with a negative outlook. Ratings confirmed included the Aa1 long-term securities of Shell Finance (Netherlands) B.V. and Shell Finance (U.K) PLC. The Prime-1 guaranteed commercial paper ratings of both entities were not under review and are affirmed. At the same time, Moody’s confirmed the Aa2 Issuer Rating and certain IRBs of Shell Oil Company and the A1 preferred stock of Shell Frontier Oil & Gas, both with a stable outlook. The Issuer Rating of Coral Energy Holding, L.P. was downgraded to A2 from A1, also with a stable outlook maintained.

The confirmation of the Aa1 ratings for the guaranteed subsidiaries of the Royal Dutch Shell Group (Shell) reflects the remedial actions already taken and management’s resolve and ability to address flaws in corporate governance, management accountability, and reserve booking practices, as well as upstream competitive positioning, that were revealed when Shell de-booked some 4.4 billion BOE of reserves and restated its financial statements during the first half of 2004. These remedial actions include the replacement of key senior management positions, an extensive overhaul of petroleum reserve audit practices, and establishment of a Steering Committee that is mandated to study and recommend changes in governance and the dual board and legal structures of the Shell Group.

Moody’s believes Shell has both the commitment and the managerial resources to address these issues. However, the negative outlook reflects uncertainties over timing as well as the scope and direction of governance and legal structural changes to be recommended by the Steering Committee. Management has set an aggressive calendar for announcing the committee’s proposals, but execution risk remains a concern for an organization with over a century of commercial, managerial and cultural traditions tied to Shell’s existing dual structure.

Another factor implicit in the negative outlook is that Shell’s competitive positioning in global exploration and production, while formidable, has suffered relative to its highest rated industry peers with regard to asset life, petroleum reserve replacement and production growth.

The rating confirmation reflects Moody’s expectation that the Steering Committee recommendations directionally will be an improvement for Shell. Moody’s plans to evaluate the proposals in line with corporate governance best practices, and believes the rating outlook could stabilize as the committee initiatives unfold in the next year.

Concerning the upstream, re-positioning the operations and restoring top tier metrics will necessarily take time. Shell has presented expectations of a relatively flat production profile in the near-term, with prospects for growth in 2006 and beyond as development spending on a number of major projects takes place. Over the next year or two Moody’s will re-evaluate Shell’s upstream positioning relative to its highest rated peers. Shell’s ability to demonstrate progress and greater certainty in these areas would also help stabilize the Aa1 rating outlook.

Moody’s confirmation of Shell Oil Company’s Aa2 Issuer rating and the A1 rating of the preferred stock of its subsidiary, Shell Frontier Oil and Gas, both with stable outlooks, reflects their ownership, strategic importance to, and integration with Shell’s global operations, but also the repayment of virtually all of Shell Oil’s third party debt over the last few years as it has been re-financed via inter-company funding.

Coral Energy Holding’s A2 Issuer Rating and stable outlook likewise reflect Coral’s continuing strategic importance to Shell’s global and North American natural gas strategies, and Shell’s demonstrated support of the venture in the form of capital, sizable liquidity facilities, and Shell Oil Company’s guarantee of Coral Energy’s long-term tolling obligations. The downgrade of the Issuer Rating to A2 reflects notching from Shell Oil’s Aa2 rating and the marginally weaker nature of Shell Group and Shell Oil supports in the wake of their prior downgrades. It also incorporates Moody’s view that Coral Energy benefits from considerable ratings uplift above its fundamental credit quality, given the liquidity risks and earnings and cash flow volatility that characterize wholesale energy trading.

The Royal Dutch/Shell Group comprises on of the world’s largest integrated petroleum companies through the combined holdings of Royal Dutch Petroleum and Shell Transport and Trading, headquartered in the Hague and in London, England, respectively.

Contact:

Investor Relations:

David Lawrence	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Bart van der Steenstraten	+31 70 377 3996
Harold Hatchett	+1 212 218 3112

Media Relations:

Stuart Bruseth	+44 20 7934 6238
Simon Buerk	+44 20 7934 3453
Lisa Givert	+44 20 7934 2914
Bianca Ruakere	+44 20 7934 4353
Herman Kievits	+31 70 377 8750

The Hague, 2 August, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 2 August 2004